July 23, 2009

VIA USMAIL and FAX (216) 263-6208

Mr. Charles A. Ratner
President and Chief Executive Officer
Forest City Enterprises, Inc.
Terminal Tower, Suite 1100
50 Public Square
Cleveland, Ohio 44113

> **Re: Forest City Enterprises, Inc.**
> **Form 10-K for the year ended January 31, 2009**
> **Filed on March 30, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed on April 21, 2009**
> **File No. 001-04372**

Dear Mr. Ratner:

      We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended January 31, 2009

Exhibits

1. We note your response to previous comment 9 regarding the omitted schedules and attachments to your exhibits. Exhibits filed pursuant to Item 601(b)(10) must be filed in entirety. In your next periodic report, please re-file each of these exhibits in their entirety.

Financial Statements

Consolidated Statements of Cash Flows, page 89

2. We note your response to prior comment 6. Please expand, in future filings, your policy footnote to include management's basis for classification within investing activities and the exact nature of the costs at issue.

N. Commitments and Contingencies, page 13

3. We note your response to prior comment 8 and your indication that the $31.2 million within accounts payable and accrued expenses at January 31, 2009 represents amounts estimated to be paid to the investor under put/call provisions upon redemption and their initial contributions. Please tell us how you have accounted for the arrangements you use to monetize tax credits, including the accounting literature relied upon. Within your response please specify the legal form of the arrangements and management's basis for recording revenue as opposed to alternate accounting treatments such as a reduction in your basis of the building or income attributable to minority interest partners. Additionally, address how you value the put/call provisions and how you account for changes in the value of the put/call provisions over various reporting periods.

Definitive Proxy Statement on Schedule 14A filed on April 21, 2009

Compensation Discussion and Analysis
General

4. We note that you have omitted disclosure of your corporate and business unit targets used in determining your incentive and performance share awards because you state that such disclosure would reveal insight into specifics of your strategic plan and could cause competitive harm. However, it does not appear that disclosing such targets, even if based on proprietary formulas, would provide specific details of your management's projections regarding economic factors, industry trends or your specific initiatives. Please explain in more detail why you would be placed at a competitive disadvantage as a result of disclosing information that is tied to your historical corporate EBDT per share numbers, which is derived from your financial statements. Discuss more specifically how disclosing these targets would provide insight into the details of your strategic plan and expectations for subsequent performance periods. Further, assuming competitive disadvantage is likely, please provide us with your analysis as to why the financial targets would not constitute information material to the investing public since you have already established the correlation between financial performance and compensation of your executive officers. In the alternative, please disclose these targets in future filings and tell us what the revised disclosure would look like.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron at (202) 551-3439 or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson at (202) 551-3473 or Sonia Barros at (202) 551-3655 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief